Exhibit (h)(vi)(C)

DIREXION SHARES ETF TRUST

ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT (this “Agreement”) is made effective as of the 21st day of November, 2017, by and between Direxion Advisors, LLC (the “Advisor”) and Direxion Shares ETF Trust (the “Trust”), on behalf of each of its series from time to time set forth in Schedule A attached hereto (each, a “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company, and is organized as a statutory trust under the laws of the State of Massachusetts, and each Fund is a series of the Trust;

WHEREAS, the Advisor and the Trust, on behalf of each Fund, are parties to investment advisory agreements (the “Advisory Agreements”), pursuant to which the Advisor provides investment advisory services to each Fund in consideration of compensation based on the value of the average daily net assets of such Fund (the “Advisory Fee”); and

WHEREAS, the Advisor has determined that it is appropriate and in the best interests of each Fund and its shareholders to waive part of each Fund’s Advisory Fee as set forth in Schedule A attached hereto (the “Fee Waiver”). The Trust, on behalf of each Fund, and the Advisor, therefore, have entered into this Agreement in order to effect the Fee Waiver for each Fund at the level specified in Schedule A attached hereto on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Contractual Fee Waiver. During the Term (as defined in Section 3 below), the Advisor shall waive a portion of its Advisory Fee with respect to each Fund as set forth in Schedule A attached hereto.

2. Voluntary Fee Waiver/Expense Reimbursement. Nothing herein shall preclude the Advisor from either voluntarily waiving Advisory Fees it is entitled to from any series of the Trust or voluntarily reimbursing expenses of any series of the Trust in addition to the contractual Fee Waiver, including the Funds set forth in Schedule A, as the Advisor, in its discretion, deems reasonable or appropriate. Any such voluntary waiver or voluntary expense reimbursement may be modified or terminated by the Advisor, as applicable, at any time in its sole and absolute discretion without the approval of the Trust’s Board of Trustees.

3. Term; Termination.

3.1 Term. The term (“Term”) of the Fee Waiver with respect to a Fund shall begin on the date hereof (or the date on which a Fund is added to Schedule A, if later) and end with respect to a Fund after the close of business on the date indicated on Schedule A (or such other date as agreed to in writing between the Advisor and the Trust with respect to a Fund) unless the Fee Waiver is earlier terminated in accordance with Section 3.2. The Term of the Fee Waiver with respect to a Fund shall automatically continue from year to year unless a majority of the members of the Board of Trustees of the Trust who are not “interested persons” as (as such term is defined by the 1940 Act) shall affirmatively vote to terminate the Fee.

3.2 Termination. The Fee Waiver with respect to a Fund shall terminate upon a writing duly executed by the Advisor and the Trust either affirmatively terminating the Fee Waiver with respect to such Fund or removing such Fund from Schedule A provided that the termination is specifically approved by a majority of the Trustees of the Trust who are not “interested persons” as defined in the 1940 Act.

4. Miscellaneous.

4.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2 Interpretation. Nothing herein contained shall be deemed to require the Trust to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust.

4.3 Entire Agreement. This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds covered by this Agreement.

4.4 Limitation of Liability. The obligations and expenses incurred, contracted for or otherwise existing with respect to a Fund shall be enforced against the assets of such Fund or applicable class thereof and not against the assets of any other class or any other Fund or series of the Trust.

4.5 Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the computations of average daily net assets or of any Advisory Fee, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the relevant Advisory Agreement between the Advisor and the Trust or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act, as applicable, and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such Court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to the 1940 Act. In addition, if the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, that provision will be deemed to incorporate the effect of that rule, regulation or order. Otherwise the provisions of this Agreement will be interpreted in accordance with the substantive laws of the State of New York.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the day and year first above written.

DIREXION SHARES ETF TRUST, on behalf of each FUND

By:	/s/ Daniel D. O’Neill
Name:	Daniel D. O’Neill
Title:	Chief Executive Officer

Direxion Advisors, LLC

By:	/s/ Daniel D. O’Neill
Name:	Daniel D. O’Neill
Title:	Managing Partner

Schedule A

to the Advisory Fee Waiver Agreement

for the Direxion Shares ETF Trust

Direxion Advisors, LLC has contractually agreed to limit its annual advisory fee rate as a percentage of each Fund’s average daily net assets through September 1, 2019 as listed below.

Advisory fee limit applicable to each Fund:

Fund	Rate	Limit	Rate after Limit
1.25X Funds
Portfolio+ S&P 500® ETF	0.45%	0.25%	0.20%
Portfolio+ S&P® Small Cap ETF	0.45%	0.25%	0.20%
Portfolio+ S&P® Mid Cap ETF	0.45%	0.15%	0.30%
Portfolio+ Developed Markets ETF	0.45%	0.05%	0.40%
Portfolio+ Emerging Markets ETF	0.45%	0.05%	0.40%
Portfolio+ Real Estate ETF	0.45%	0.15%	0.30%
Portfolio+ Total Bond Market ETF	0.45%	0.15%	0.30%
Portfolio+ 20+ Year Treasury ETF	0.45%	0.15%	0.30%

Dated: January 12, 2018